Exhibit 14.1

POLICIES AND PROCEDURES

DEPARTMENT: CORPORATE	SOP# PEI-II-030

Revision: 2.1	Prepared by: Christopher Wright
Effective Date: July 1, 2006	Approved by: Executive Committee
Amended: May 21, 2015

Title:	CODE OF ETHICS

Policy:	This policy defines expected standards of business behavior for Pacific Ethanol’s Directors, officers, consultants and employees.

Purpose:	This Code of Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all Directors, officers, consultants and employees of Pacific Ethanol, Inc. and its subsidiaries. All of our Directors, officers, consultants and employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.

Scope:	This policy applies to all Pacific Ethanol Directors, officers, consultants and employees.

Procedures:

1.0	Definition

Nothing in this Code, in any Pacific Ethanol policies and procedures, or in other related communications (verbal or written) creates or implies an employment contract or term of employment with Pacific Ethanol.

This Code of Ethics and the related policies are subject to modification. This Code supersedes all other such codes, policies, procedures, instructions, practices, rules or written or verbal representations to the extent they are inconsistent.

Those who violate the standards in this Code of Ethics or related policies will be subject to disciplinary action, up to and including termination of employment.

2.0	Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which Pacific Ethanol’s ethical standards are built. All employees must respect and obey the laws of the cities, states and countries in which we operate. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

As necessary, Pacific Ethanol will hold information and training sessions to promote compliance with laws, rules and regulations.

If a law conflicts with a policy in this Code of Ethics, you must comply with the law. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation.

3.0	Conflicts of Interest

A “conflict of interest” exists when a person’s private interest interferes with the interests of Pacific Ethanol. A conflict situation can arise when an employee, officer, consultant or Director takes actions or has interests that may make it difficult to perform his or her Pacific Ethanol work objectively and effectively. Conflicts of interest may also arise when an employee, officer, consultant or Director, or members of his or her family, receives improper personal benefits as a result of his or her position in Pacific Ethanol. The following are examples of activities that should be avoided:

▪	Holding a financial interest in a company where you could personally affect Pacific Ethanol’s business with that company or having a significant financial interest in any entity that does business, seeks to do business or competes with Pacific Ethanol;
▪	Accepting an offer to purchase “friends and family stock” in a company issuing shares through an initial public offering (IPO) if you interface with that company in your Pacific Ethanol business activities;
▪	Misusing Pacific Ethanol resources, your position or influence to promote or assist an outside business or not-for-profit activity;
▪	Directly supervising or approving the actions and work of a family member in the employee of Pacific Ethanol;
▪	Subordinate employees lobbying superior family members in Pacific Ethanol on matters related to the subordinate employee’s work activities in Pacific Ethanol;

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▪	Preferential hiring of, direct supervision of or making a promotion decision about a spouse, relative or significant other that is not in the best interest of Pacific Ethanol or supported by sound business principles;
▪	Soliciting or accepting loans or guarantees of obligations between Pacific Ethanol and Directors, officers, consultants and employees of Pacific Ethanol or their families, except as specified in PEI-II-035 Officer, Employee and Shareholder Loans; and
▪	Soliciting or accepting gifts, favors, loans, contributions or preferential treatment from any person, entity, charity or political candidate that does business or seeks to do business with Pacific Ethanol, except as permitted in accordance with Section 4 below.

For purposes of this Section 3, the following definitions shall apply:

▪	Family: A person’s “family” includes such person’s spouse, parents grandparents, children, grandchildren, brothers, sisters, aunts, uncles, cousins and any other relative living in such person’s home and any other individual with whom such person has a personal relationship that might impair their judgment.
▪	Financial interest: A person has a “financial interest” if such person or member of their family has directly or indirectly an ownership or investment interest in, or compensation arrangement with, any entity or individual with which Pacific Ethanol has or is contemplating entering into a transaction or arrangement. Also a financial interest exists when a person accepts gifts or favors other than those of nominal value from a person which does or is seeking to do business with Pacific Ethanol.

It is almost always a conflict of interest for a Pacific Ethanol employee to work simultaneously for a competitor, customer or supplier. You are not allowed to work or provide services for a competitor, customer or supplier as an employee, consultant or board member. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf.

Conflicts of interest are prohibited as a matter of Pacific Ethanol policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management, including the General Counsel or Chief Financial Officer. Any employee, officer, consultant or Director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in the Section 15, Compliance Procedures, set forth below.

In general, any transaction constituting a conflict of interest must be approved by the General Counsel. A transaction constituting a conflict of interest hereunder and involving an officer or Director is permitted only if authorized under guidelines approved by the Board of Directors. Notwithstanding the foregoing, with respect to our officers and Directors, transactions that are in the ordinary course of business for Pacific Ethanol and would not require either: (i) disclosure pursuant to Item 404(a) of Regulation S-K, or (ii) approval of the Board of Directors, Audit Committee or other independent committee of the Board of Directors pursuant to applicable rules of the NASDAQ stock market would not be deemed to give rise to any potential or actual conflict of interest for purposes of this Conflict of Interest policy.

Anyone that is faced with a conflict of interest or that faces a potential conflict should immediately report the situation to his or her manager and the General Counsel.

4.0	Gifts and Entertainment

We are dedicated to treating fairly and impartially all persons and firms with whom we do business. Therefore, our employees must not give or receive gifts, entertainment or gratuities that could influence or be perceived to influence business decisions. Misunderstandings can usually be avoided by conduct that makes clear that our company conducts business on an ethical basis and will not seek or grant special considerations.

Accepting Gifts and Entertainment

You should never solicit a gift or favor from those with whom we do business. You may not accept gifts of cash or cash equivalents.

You may accept novelty or promotional items or modest gifts related to commonly recognized occasions, such as a promotion, holiday, wedding or retirement, if:

▪	this happens only occasionally;
▪	the gift was not solicited;
▪	disclosure of the gift would not embarrass our company or the people involved; and
▪	the value of the gift is under $250.

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You may accept an occasional invitation to a sporting activity, entertainment or meal if:

▪	there is a valid business purpose involved;
▪	this happens only occasionally; and
▪	the activity is of reasonable value and not lavish

A representative of the giver’s company must be present at the event. If you are asked to attend an overnight event, you must obtain approval from the General Counsel or Chief Executive Officer.

5.0	Insider Trading

Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about Pacific Ethanol should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. In order to assist with compliance with laws against insider trading, Pacific Ethanol has adopted a specific policy governing employees trading in securities of the Pacific Ethanol. This policy has been distributed to every employee. If you have any questions, please consult the General Counsel.

In addition, further definition, explanation and prohibited activities are provided in PEI-II-033 Insider Trading.

6.0	Corporate Opportunities

Employees, officers and Directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No employee may use corporate property, information, or position for improper personal gain, and no employee may compete with Pacific Ethanol directly or indirectly. Employees, officers and Directors owe a duty to Pacific Ethanol to advance its legitimate interests when the opportunity to do so arises.

7.0	Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each employee should endeavor to respect the rights of and deal fairly with Pacific Ethanol’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

Pacific Ethanol’s activities are governed by federal and state antitrust and trade regulation statutes. There are many types of activities that may be violations of federal and state antitrust laws. For example, various activities, the effect or intent of which is to fix prices, allocate markets, or otherwise reduce competition, may violate the antitrust laws. Such activities may include certain types of discussions, meetings or arrangements with Pacific Ethanol competitors, agreements, (whether formal or informal), or any joint activity involving Pacific Ethanol and any other party. Competitive information must be gathered with care. We must conduct all interactions with competitors, including social activities, as if they were completely in the public view, because they may later be subject to examination and unfavorable interpretation.

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Pacific Ethanol employee, family member of an employee, Director, consultant or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff, and (5) does not violate any laws or regulations. Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate.

8.0	Discrimination and Harassment

The diversity of Pacific Ethanol’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

In addition, further definition, explanation and prohibited activities are provided in PEI-V-021 Equal Opportunity Employment and PEI-V-042 Harassment.

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9.0	Health and Safety

Pacific Ethanol strives to provide each employee with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices of Pacific Ethanol and as required by the laws of the city, state and country in which an employee resides. In addition, each employee has the responsibility to report accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

In addition, further definition, explanation and prohibited activities are provided in PEI-V-024 Violence in the Workplace.

10.0	Record-Keeping

Pacific Ethanol requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported.

Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor.

All of Pacific Ethanol’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect Pacific Ethanol’s transactions and must conform both to applicable legal requirements and to the Pacific Ethanol’s system of internal controls. Unrecorded or off the books funds or assets should not be maintained unless permitted by applicable law or regulation. In particular, with regards to Pacific Ethanol’s books, records, accounts and financial statements:

▪	no employee may take or authorize any action that would cause Pacific Ethanol’s financial records or financial disclosure to fail to comply with generally accepted accounting principles, the rules and regulations of the Securities and Exchange Commission (or equivalent government agencies outside of the United States) or other applicable laws, rules and regulations;
▪	all employees must cooperate fully with Pacific Ethanol’s Finance Department, as well as Pacific Ethanol’s independent public accountants and counsel, respond to their questions with candor and provide them with complete and accurate information to help ensure that Pacific Ethanol’s books and records, as well as Pacific Ethanol’s statements and reports filed with the Securities and Exchange Commission (or equivalent government agencies outside of the United States), are accurate and complete;
▪	no employee, officer, consultant or Director shall take any action to fraudulently induce, coerce, manipulate or mislead Pacific Ethanol’s independent public accountants; and
▪	no employee should knowingly make (or cause or encourage any other person to make) any false or misleading statement in reports filed with the Securities and Exchange Commission (or equivalent government agencies outside of the United States) or knowingly omit (or cause or encourage any other person to omit) information necessary to make the disclosure in any of Pacific Ethanol’s statements and reports accurate.

Any person who becomes aware of any departure from these standards has a responsibility to report his or her knowledge promptly to a supervisor, the Chief Executive Officer, the General Counsel, or one of the other compliance resources described in Section 15.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Pacific Ethanol’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation please consult the General Counsel.

11.0	Confidentiality

Employees must maintain the confidentiality of confidential information entrusted to them by Pacific Ethanol or its customers, except when disclosure is authorized by the General Counsel, or required by laws or regulations. Confidential information includes all non- public information that might be of use to competitors, or harmful to Pacific Ethanol or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after employment ends. In connection with this obligation, every employee should have executed a confidentiality agreement when he or she began his or her employment with Pacific Ethanol.

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12.0	Protection and Proper Use of Pacific Ethanol Assets

All employees should endeavor to protect Pacific Ethanol’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on Pacific Ethanol’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Pacific Ethanol equipment should not be used for non-Pacific Ethanol business, though incidental personal use may be permitted.

The obligation of employees to protect Pacific Ethanol’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Pacific Ethanol policy. It could also be illegal and result in civil or even criminal penalties.

Further definition, explanation and prohibited activities are provided in PEI-II-060 Data Classification.

13.0	Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Pacific Ethanol policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The Chief Financial Officer can provide guidance to you in this area.

14.0	Waivers

Any waiver of this Code of Ethics for executive officers or Directors may be made only by the Board of Directors or a committee of the Board of Directors and will be promptly disclosed as required by law or stock exchange regulation.

Further definition and explanations of additional standards of behavior for the Chief Executive Officer and Chief Financial Officer are provided in PEI-II-031 Code of Ethics (CEO and CFO).

15.0	Reporting any Illegal or Unethical Behavior

Directors, officers, employee, consultants, agents and representatives of Pacific Ethanol are encouraged to promptly bring to the attention of the Chief Executive Officer, the General Counsel or the Audit Committee any evidence of a violation of this Code.

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is Pacific Ethanol’s policy not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct.

Employees must read PEI-II-040 Whistle Blower, which describes Pacific Ethanol’s procedures for the receipt, retention and treatment of complaints received by Pacific Ethanol regarding accounting, internal accounting controls or auditing matters. Any employee may submit a good faith concern regarding questionable accounting or auditing matters without fear of dismissal or retaliation of any kind.

16.0	Compliance Procedures

We must all work to ensure prompt and consistent action against violations of this Code of Ethics. However, in some situations it is difficult to know if a violation has occurred. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

▪	Make sure you have all of the facts. In order to reach the right solutions, we must be as fully informed as possible.
▪	Ask yourself, “What specifically am I being asked to do? Does it seem unethical or improper? Could the activity appear improper to an outside observer? Could the activity have any potential adverse or beneficial impact on Pacific Ethanol’s business or its relationships with customers, partners, suppliers or other service providers?” This will enable you to focus on the specific question you are faced with and the alternatives you have. Use your judgment and common sense. If something seems unethical or improper, it probably is.

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▪	Clarify your responsibilities and role. Ask yourself, “Could the activity result in personal financial or other benefit to me? Could my outside business interests affect my job performance or my judgment on behalf of Pacific Ethanol or affect others with whom I work? Can I reasonably conduct the activity outside of normal work hours? Will I be using Pacific Ethanol equipment, materials or proprietary or confidential information in my activities?” In most situations, there is a shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.
▪	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.
▪	Seek help from Pacific Ethanol resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor or, where you do not feel comfortable approaching your supervisor with your question, discuss it locally with another manager or the Director of Human Resources.
▪	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. Pacific Ethanol does not permit retaliation of any kind against employees for good faith reports of ethical violations.
▪	Always ask first, act later. If you aren’t sure of what to do in any situation, seek guidance before you act.

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